Exhibit 99.1

VCI Global Partners With Treasure Global Inc. to Accelerate E-Commerce and Fintech Growth in Southeast Asia

JUN 18, 2024 8:39AM EDT

KUALA LUMPUR, Malaysia, June 18, 2024 (GLOBE NEWSWIRE) -- VCI Global Limited (NASDAQ: VCIG) (“VCI Global”, “VCIG”, or the “Company”), through its subsidiary, Credilab Sdn. Bhd., today unveiled its strategic collaboration with Treasure Global Inc (“TGL”) to enhance TGL’s e-commerce platform, ZCITY App, into an advanced AI-driven Super App (“ZCITY Super App”). In this strategic partnership, VCIG will leverage TGL’s extensive user base of approximately 3 million users, gaining immediate market access to expand its comprehensive suite of financial services.

As fintech assumes a pivotal role in today’s digital economy, its impact on e-commerce is indispensable, offering sophisticated tools and platforms that seamlessly streamline transactions. In this new partnership, Credilab is bringing its cutting-edge proprietary fintech and microfinancing capabilities and leveraging VCIG’s collaboration with Cogia GmbH, offering industry-leading secured messaging technology, which converges fintech and e-commerce. By incorporating secured messaging, a digital wallet, and AI-driven microfinancing features into TGL’s ZCITY Super App, this integration promises a revolutionary unified platform that elevates every aspect of digital transactions, delivering a seamless, secure, and highly efficient user experience.

This partnership marks a significant advancement towards enhancing financial inclusion across Southeast Asia by leveraging cutting-edge technology to deliver seamless financial services benefiting both companies and their users. The initial phase of this initiative will launch in Malaysia, which has a population of more than 33 million. This strategic decision grants VCI Global swift access to a diverse and dynamic user base, accelerating the Company’s full range of financial services and reinforcing its strategic position in the Southeast Asia fintech and e-commerce landscape.

“By leveraging TGL’s expansive user base of 3 million, this strategic partnership not only expands our geographical reach but also accelerates our deployment of innovative solutions, promising long-term value for our shareholders,” said Dato’ Victor Hoo, Group Executive Chairman and Chief Executive Officer of VCI Global.

About VCI Global Limited

VCI Global is a diversified holding company. Through its subsidiaries, it focuses on consulting, fintech, AI, robotics, and cybersecurity. Based in Kuala Lumpur, Malaysia, our main operations are centered in Asia, with significant visibility across Asia Pacific, the United States, Europe, and the Middle East. VCIG primarily offers consulting services in capital markets, real estate, AI, and technology. In technology businesses, the company operates a proprietary financing platform that serves companies and individuals, as well as a secured messaging platform serving governments and organizations. We also invest, incubate, accelerate, and commercialize businesses and technologies in AI and robotics.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (SEC). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

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VCI Global Limitedenquiries@v-capital.co